

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2019

Barry Cottle
Executive Chairman
SG Social Games Corporation
6601 Bermuda Road
Las Vegas, Nevada 89119

> **Re: SG Social Games Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 14, 2019**
> **CIK No. 0001760717**

Dear Mr. Cottle:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 14, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Measures, page 72

1.   We note your revised disclosures in response to prior comments 10, 11, and 12. Please tell us how frequently you calculate and review the key performance indicators and other metrics you are presenting. If you calculate such metrics on a more frequent basis than what is disclosed, such as monthly or quarterly, provide us with the metrics generated during the periods presented. Revise to discuss any trends in the metrics during the periods that impacted revenues.

Certain Relationships and Related Party Transactions
The Transactions
Tax Receivable Agreement, page 115

2.   You state that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the agreement. Please revise to specify what constitutes a "specified period" and whether there are instances where nonpayment for such a specified period would not constitute a material breach.

SG Social Holding Company II, LLC Consolidated Financial Statements
Note 1. Description of the Business and Summary of Significant Accounting Policies
Basis of Presentation, page F-10

3.   We note your response to prior comment 18. Please revise to clarify that the Predecessor LLC structure has no units or shares.

     You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine Dietz, Assistant Chief Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at 202-551-3673 or Barbara Jacobs at 202-551-3735 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Information Technologies
                                        and Services